[Letterhead of Morgan, Lewis & Bockius LLP]

via EDGAR Correspondence

December 18, 2024

Mr. Mark Cowan
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SSGA Active Trust (the “Registrant”); SEC File Nos. 333-173276 and 811-22542; Post-Effective Amendment No. 220 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 220”)

Dear Mr. Cowan:

This letter responds to comments you provided in an email correspondence on October 11, 2024, with respect to Amendment No. 220. Amendment No. 220 was filed on September 10, 2024, and included disclosure with respect to the SPDR SSGA Apollo IG Public & Private Credit ETF (the “Fund”), a new series of the Registrant, as set forth in the Fund’s Prospectus and Statement of Additional Information filed as part of Amendment No. 220.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 220.  Capitalized terms not defined herein should be given the meaning provided in Amendment No. 220.

Supplemental Questions and Requests for Information

1.	Comment: Please provide us with a copy of the Liquidity Agreement. To the extent the agreement does not, please also describe:

a.	how the parties will determine the actual price at which Apollo would buy the AOS Investments and how the intra-day executable bid is determined;

b.
what will be the daily limit(s) of Apollo’s obligation to provide executable quotations and/or repurchase AOS Investments, how such daily limit(s) will be determined, and what advance notice of the daily limit(s) the Adviser will receive;

c.	any qualifying circumstances under which Apollo would be exempt or excused from its obligation to buy (or sell) the AOS Investments; and

d.
if intra-day, executable bids represent a guarantee or commitment by the liquidity provider to purchase such investments. Is the contractual arrangement a credit enhancement on the AOS Investment for purposes of determination of “investment grade”?

Response: The Adviser will provide a copy of the Fund’s Liquidity Agreement supplementally.

a.
Apollo will transmit the bid price for an AOS Investment and the Adviser will determine whether it wishes to transact at that price on behalf of the Fund.  Section 2(a) and (b) of the Liquidity Agreement (provided to the Staff supplementally) requires that Apollo transmit at least three Executable Quotation Sheets, each executable for fifteen minutes (the “Quote Windows”), on a daily basis.  Each of the Executable Quotation Sheets will reflect bid prices based on Apollo’s commercially reasonable assessment of the value of each AOS Investment immediately preceding the publication of each such Executable Quotation Sheet. Section 2(b) of the Liquidity Agreement provides that, in determining the bid prices set forth in each Executable Quotation Sheet, Apollo may reference or rely in whole or part on quotes from non-affiliated parties, as well as take into account other factors, including, but not limited to, then-current market conditions, interest rates, any then-recent transactions for the same or similar securities, any recent levels communicated to similarly situated market participants, and any other then-current information deemed relevant by Apollo.

b.
The daily limit is set forth in Section 1 of the Liquidity Agreement between the Fund and Apollo. Apollo could repurchase more than the daily limit but is required to, at a minimum, repurchase an amount as determined in accordance with Section 1 of the Liquidity Agreement.

c.
The Liquidity Agreement requires that Apollo commence the repurchase of an AOS Investment for which it has published an Executable Quotation Sheet if the Fund has submitted a repurchase order for such AOS Investment during the corresponding Quote Window. As provided in Section 2(a) of the Liquidity Agreement between the Fund and Apollo, in no event will Apollo be required to bid or purchase an AOS Investment if such bid or purchase would cause Apollo to violate federal or state securities laws.  In addition, under Section 5 of the Liquidity Agreement, which contains standard force majeure provisions, Apollo would not be liable for inadequate performance, including in respect of repurchases of AOS Investments, to the extent such performance is caused by a condition beyond Apollo’s control (e.g., natural disasters and/or internet disturbances).  Outside of such circumstances, Apollo would be contractually obligated to perform its obligations under the Liquidity Agreement.  Apollo does not have a contractual obligation under the Liquidity Agreement to sell any AOS Investments to any party.

d.
No, the Liquidity Agreement is not a credit enhancement. The Adviser notes, for the avoidance of doubt, that the rating and investment grade status of a particular AOS Investment is determined solely on the basis of the independent credit analysis of an independent rating agency based on its assessment of the creditworthiness of the obligor.

2.	Comment: Please discuss whether the Liquidity Agreement might be prohibited by Section 12(d)(3) of the Investment Company Act of 1940 (the “1940 Act”).

Response: The Liquidity Agreement is not prohibited by Section 12(d)(3) of the 1940 Act.  The Fund may acquire issuances sourced by Apollo where Apollo is acting in its capacity as a broker-dealer. Apollo is not the issuer of the AOS Investments, rather, Apollo is acting as a broker-dealer sourcing AOS Investments that are issued by third-party obligors. The Fund will not be purchasing securities issued by Apollo, the broker-dealer, itself.

3.
Comment: Please provide or describe any additional written or oral agreement (and any other arrangement) between the Fund or the Adviser (or any of their affiliates) and Apollo (or any of its affiliates) related to the Fund.

Response: The Adviser has an agreement not to disclose certain confidential information provided by the parties. The Adviser and Apollo are in discussions regarding a potential revenue share agreement between the parties out of the Adviser’s legitimate profits generally.

For the avoidance of doubt, the only agreement between Apollo and the Fund is the Liquidity Agreement referenced above. The Adviser, and not the Fund, intends to enter into a license agreement with Apollo for the use of the Apollo name.

4.
Comment: The registration statement notes that “if Apollo is unable to meet its contractual obligation to provide firm bids for AOS Investments, the Fund’s assets that were deemed liquid by the Adviser may become illiquid.”

a.
Assuming for purposes of this question that Apollo’s contractual commitment can render the AOS investments liquid under rule 22e-4 of the 1940 Act, and considering the concentration of liquidity risk in a single counterparty that such an approach would raise, what remedial measures does the Fund’s Liquidity Risk Management Program under rule 22e-4 contemplate for situations where Apollo is not able to meet its contractual obligation to provide executable firm bids?

b.	Please also provide us with a copy of the Fund’s Liquidity Risk Management Program.

Response:

a.
The Liquidity Agreement and the ability to buy and sell AOS Investments with Apollo is not exclusive. Certain other broker-dealers may make markets and provide quotations for the AOS Investments, and the Adviser could and may seek to sell AOS Investments to any interested, willing, and eligible counterparty.

In addition, should there be a need for liquidity beyond what Apollo provides (for example, to satisfy redemption requests) the Fund will have a line of credit to facilitate settlement of redemptions.

Furthermore, the Fund retains the ability to redeem out authorized participants in-kind as an additional measure and utilize custom baskets when necessary.

b.	The Adviser will provide the Fund’s Liquidity Risk Management Program supplementally prior to the Fund’s launch.

5.
Comment: We note the Fund’s name includes a reference to Apollo. Given Apollo’s role as a liquidity provider to the Fund, please address why it is appropriate to include Apollo in the name of the Fund, including how the use of Apollo in the Fund’s name is not misleading under section 35(d) of the Investment Company Act. Please also provide us with a copy of the licensing agreement for the Fund’s use of Apollo’s name.

Response: Given the structure of the Fund and Apollo’s contractual obligation to purchase AOS Investments along with the clear disclosure in the registration statement setting forth Apollo’s role in sourcing AOS Investments for the Fund, the Adviser believes the use of Apollo’s name in the name of the Fund is descriptive and informative to investors and is not misleading under section 35(d).

Section 35(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) prohibits a registered investment company from adopting as part of its name or title any word or words that the Commission finds are materially deceptive or misleading.  As noted in the adopting release for the recent amendments to Rule 35d-1 under the 1940 Act (the “Fund Names Rule”) (the “2023 Adopting Release”), Congress provided the Commission with rulemaking authority to address materially deceptive or misleading fund names, “recognizing the concern that investors may focus on a fund’s name to determine its investments and risks.”   Further, the 2023 Adopting Release states, “[f]und names offer important signaling for investors in assessing their investment options.”   The foregoing, and the Commission’s related rulemaking, suggests that Congress’ primary intent was to prevent the use of words in fund names that mislead or deceive investors with respect to the investments and risks of a fund.

The Adviser notes that Apollo is well-known by the marketplace as having a significant focus on the private and fixed income markets, and is also known to source and originate private market assets, through its affiliates, including Apollo Global Securities, LLC.  The use of “Apollo” in the Fund’s name is intended to be descriptive and informative to investors by signaling to investors that certain of the Fund’s investments are originated or sourced by Apollo, and to assist investors in “assessing their investment options” by reference to a well-known private market assets firm that is expected to source or originate a portion of the Fund’s investments.

The Adviser further notes that because Apollo is associated broadly with private market assets, as opposed to, for example, public market equity assets, and because Apollo would exclusively source or originate the AOS Investments, the Adviser believes that the use of “Apollo” in the Fund’s name does not have the tendency or capacity to deceive or mislead investors as to the investments or risks of the Fund.  Generally, the Fund Names Rule requires funds whose name suggests a focus on certain types of investments to, among other things, clarify through disclosure the adoption of certain investment policies and appropriately define the terms used in the fund’s name.  While the use of “Apollo” in the Fund’s name does not itself trigger the applicability of such provisions of the Fund Names Rule, in order to comport with Section 35(d) of the 1940 Act and disclose information material to investors’ decision-making, the Fund has also clearly disclosed information about Apollo so as to avoid any confusion, including Apollo’s role in sourcing AOS Investments and its contractual obligations to the Fund to repurchase AOS Investments.  For example, under “Additional Strategies Information”, disclosure states that “Apollo is not a sponsor, distributor, promoter or investment adviser to the Fund.  Apollo has entered into a contractual agreement with the Fund whereby it is obligated to provide firm bids on AOS Investments to the Fund on a daily basis at certain intervals and is required to repurchase AOS Investments that the Fund has purchased at the firm bid price offered by Apollo.”

Given Apollo’s reputation in the private assets space, its exclusive role in the sourcing of AOS Investments and its contractual obligations to the Fund with respect to its investment program, as well as related prominent and clear disclosure regarding the nature and scope of Apollo’s involvement, the Adviser respectfully believes that the use of “Apollo” in the Fund’s name is not misleading or deceptive.  The Adviser further believes that the use of “Apollo” in the Fund’s name does not have a tendency or capacity to deceive or mislead investors.  Rather, the use of “Apollo” in the Fund’s name provides investors with useful information about a key service provider and the Fund’s investments in order to assist investors in assessing their investment options and determine the Fund’s investments and risks.

The Adviser, and not the Fund, intends to enter into a license agreement with Apollo for the use of the Apollo name. The Fund would receive a sub-license from the Adviser.

6.
Comment: Please describe all of the services, roles and functions that Apollo (or any of its affiliates) will perform, or have, with respect to the Fund. Does the Fund plan to engage with any other service provider that would serve a role similar to Apollo’s, including originating deals and committing to purchase portfolio securities?

Response: Apollo’s primary role with respect to the Fund will be as a broker sourcing potential private credit investments for the Adviser to consider as portfolio investments for the Fund. In addition, Apollo will serve as a non-exclusive “liquidity provider” pursuant to the Liquidity Agreement.  The Adviser has not currently engaged with any other service provider that would serve in roles similar to Apollo’s but, from time to time, parties unaffiliated with Apollo may serve in similar capacities.  For example, the Fund retains the ability to seek to sell AOS Investments to any interested, willing, and eligible counterparty at its discretion, including such arrangements facilitated by Apollo.

Neither role is exclusive to Apollo and the Fund. Other broker-dealers are able to source private credit investments and provide liquidity to the Fund.

7.	Comment: Please describe any direct or indirect compensation that Apollo or its affiliates will provide or receive from the Fund, the Adviser, or any of their affiliates in relation to the Fund.

Response: The Fund does not pay Apollo a management fee, advisory fee or any other form of asset based fee. The Fund does not pay Apollo any brokerage commissions. Apollo may earn a spread on principal transactions it effects with the Fund. Apollo and the Adviser are negotiating a “revenue sharing” payment pursuant to which the Adviser would make revenue sharing payments to Apollo paid out of its legitimate profits generally.

8.
Comment: Please describe any communication between Apollo, the Adviser, or any of their affiliates regarding the launch of the Fund. Among others, we are interested in the topic of the communications, who initiated them, and when. Also, is Apollo (or any of its affiliates) bearing any of the expenses related to the launch of the Fund?

Response: In November 2023, Apollo and State Street senior management met to discuss potential opportunities which would allow for State Street to bring a product to market which would invest in private markets assets sourced by Apollo. These discussions were focused on the potential investment benefits of private credit which are not currently available to investors other than institutional investors (i.e., not available to retail investors). Those discussions were followed by teams from each firm, led by the Adviser, discussing the type of vehicles or products that could possibly be used to provide private credit exposure to the market.

SSGA FM initiated discussions with Apollo regarding the possibility of including private credit investments in an exchange-traded fund compliant with the confines and constructs of the 1940 Act. SSGA, as a long-time ETF sponsor and ETF structuring expert, has been providing all of the organizational and design expertise regarding the structure and implementation of the proposed product since discussions with Apollo began.

Neither Apollo nor its affiliates are bearing any expenses of the Fund’s launch.

9.
Comment: What percentage of the Fund’s portfolio does the Adviser anticipate will be comprised of AOS Investments? Does Apollo have a contractual obligation to identify and make available AOS Investments for the Fund to buy?

Response: While there is no intention to have a maximum allocation to AOS Investments, the Adviser anticipates that at any given time, the percentage of the Fund’s assets comprised of AOS Investments will range from approximately 10% to 35% of the Fund’s portfolio.

The Adviser notes that, under normal circumstances, the Adviser will invest at least 80% of the Fund’s net assets (plus the amount of borrowings for investment purposes) in a portfolio of investment grade debt securities, including a combination of (i) public credit related investments and (ii) AOS Investments (the “80% Policy”).  As set forth above, it is currently anticipated that AOS Investments will under normal conditions represent approximately 10-35% of the Fund’s net assets; however, the Fund retains the flexibility to invest in any combination of private credit investments and public credit related investments in accordance with its 80% Policy.  Accordingly, the Adviser does not currently expect, under normal circumstances, to invest exclusively in either AOS Investments or public credit related investments.

Apollo does not currently have a contractual obligation to identify and make available (or offer) AOS Investments for the Fund to buy.

10.	Comment: With respect to AOS Investments, please describe the process for Apollo sharing the investment opportunities with the Adviser. In particular:

a.
What type of information will Apollo or its affiliates share? Will Apollo or its affiliates provide any view to the Adviser, the Fund or their affiliates regarding the investment opportunities or otherwise discuss the opportunities with them? Or would they only provide a list of the opportunities and their terms?

b.
Who will negotiate the terms under which the Fund will participate in these investment opportunities? Will the Fund receive the same terms as Apollo, or its affiliated persons and Apollo’s clients, to the extent they also participate in the opportunities?

c.	Does Apollo perform a similar role for other investment vehicles with which it does not have an advisory or sub-advisory relationship?

Response:

a.
Apollo will offer the Adviser the opportunity to acquire Apollo originated or sourced assets or securities through posted ask prices on such assets or securities.  In addition to posted ask prices, Apollo will make available to the Adviser for its consideration additional information regarding potential investment opportunities.  Apollo will not render any advice of any kind or conduct any analyses on or make any investment recommendations or selections in respect of, any potential investment opportunities for the Adviser’s or the Fund’s (or their affiliates’) benefit or consumption. Further, Apollo will not perform any discretionary asset management functions for or on behalf of the Adviser, the Fund or their affiliates.

b.
Similar to how other exchange-traded funds invest in fixed income instruments, the Fund will acquire private credit investments negotiated by the private credit originators. Apollo will be sourcing private credit investments from a number of sources, including third-party originators, as well as, investment funds and investment accounts managed by affiliates of Apollo. The terms of the private credit investment opportunities are negotiated and determined by the loan originator, which may be an affiliate of Apollo or a third-party.

The Adviser will determine whether it wishes the Fund to transact at the price for an AOS Investment provided by Apollo.  The investments that are offered to the Fund by Apollo may be negotiated by Apollo, an affiliate or a third-party, however it is expected that in purchasing the investments, the Adviser will not negotiate any terms of the underlying investment.

The Fund will not necessarily participate in investments on the same terms as Apollo, its affiliates or its clients and the Fund should not be viewed as co-investing with Apollo or its affiliates because it is not affiliated with Apollo and will be buying AOS Investments from Apollo separate and apart from the initial transaction that Apollo may negotiate with an issuer.  Practically speaking, these arrangements will be no different than an ETF purchasing fixed income from any non-affiliate.

c.	Apollo does not currently perform a similar role for other investment vehicles with which it does not have an advisory or sub-advisory relationship.

11.	Comment: Will any personnel of Apollo or its affiliates serve in any capacity for the Adviser, the Fund, or their affiliates?

Response: No; Apollo personnel will not serve in any capacity for the Adviser, the Fund, or their affiliates.

12.	Comment: In terms of the Fund’s investments in AOS Investments that are not publicly traded, what form will they take?

a.
How will these investments be structured and what instruments will the Fund hold? For example, will investments be originated by Apollo or an affiliate of Apollo? Will the Fund use an SPV? Will it invest in bank loans through assignments or participants? Please provide specific examples and a representative list of possible investments.

b.	Will AOS Investments be customized specifically for the Fund?

c.	Will Apollo negotiate or determine specific terms for the AOS Investments it sources (e.g., debt covenants)?

Response: The AOS Investments that are not publicly traded are expected to be loans or other securities for which Apollo has the faculties to source or originate and provide bid and ask prices.  The Fund may invest in various types of AOS Investments in accordance with its 80% Policy.

a.	Please see the response to the original portion of the question. The Fund will hold the notes issued to the lender evidencing the terms under which the extension of credit is made to the borrower.

Affiliates of Apollo may originate some or all of the AOS Investments held by the Fund. The Fund currently does not intend to use an SPV to make or hold fund portfolio investments in AOS Investments.

b.
AOS Investments are not expected to be customized or originated specifically for the Fund by Apollo, but the Adviser retains flexibility to seek such investments for the Fund’s portfolio in the future.

c.
In general, the Adviser expects an affiliate of Apollo to be involved in the structuring of the AOS Investments, including with respect to restrictive, financial, operating and/or other covenants, as it would in the ordinary course of sourcing or originating loans for itself or other clients.

13.
Comment: We note that the Fund intends to invest in private funds, closed-end investment companies (“CEFs”) structured as “interval funds,” or business development companies (“BDCs”) and to limit such investments to 15% of the Fund’s net assets. Will any of these private funds, CEFs or BDCs be managed or sponsored by Apollo or its affiliates?

Response: As noted in the registration statement, the Fund has the ability to and may invest in any of the aforementioned investment vehicles managed by either third-parties or one or more affiliates of Apollo, and that such investments shall remain in the aggregate below 15% of the Fund’s portfolio assets at all times. Furthermore, the Fund will not own more than 5% of any Apollo affiliated CEF or BDC.

14.	Comment: We have the following initial questions on valuation:

a.
Will the board of the Fund designate a valuation designee, as permitted by rule 2a-5 under the 1940 Act, to perform fair value determination? If so, who will the designee be? In addition, if so, what records will be kept (and by whom) for purposes of compliance with Rule 31a-4 under the 1940 Act?

b.	Will Apollo or any of its affiliates be involved in the Fund’s valuation process, and if so, how?

c.
Please describe the procedures for the Fund’s valuation of the AOS Investments. To the extent the Fund relies on valuation inputs from Apollo and its affiliates, will the Fund supplement those inputs with inputs coming from others? If the Fund obtains other valuation inputs for AOS Investments, how will differences in valuation from that process will be resolved?

d.
The registration statement notes that “[s]ome portfolio holdings, potentially a large portion of the Fund’s investment portfolio, may be valued on the basis of factors other than market quotations.” Considering that the Fund is required to strike NAV every day, and considering the Fund’s daily portfolio disclosure pursuant to rule 6c-11 under the 1940 Act, please address how the Fund will fair value these positions daily.

e.
Given the nature of the asset class in which the Fund will invest, has the Fund considered that it might experience significant premiums or discounts as a result of uncertainties in the value of the Fund’s portfolio securities?

f.
Please describe if the intra-day, executable bids provided by Apollo will be utilized in the valuation of investments held by the Fund. Please also describe how the nature of these quotes will be evaluated consistent with ASC 820-10-35-54M.

Response:

a.
The Adviser expects that the Fund’s Board will designate the Adviser as the valuation designee. The Adviser will maintain the books and records in accordance with existing procedures for compliance with Rule 31a-4.

b.	Neither Apollo nor its affiliates will be involved in the Fund’s valuation process.

c.
AOS Investments that need to be fair valued, will be fair valued by the Adviser’s Valuation Oversight Committee (“Oversight Committee”) in line with the Adviser’s Fair Valuation policies and procedures. The Oversight Committee will determine and select the appropriate valuation methodology for the individual portfolio holdings and/or the aggregate asset class for which the methodology is applied. To assist in the fair valuation process, the Oversight Committee will engage third-party valuation specialist(s).

On a daily basis, a subgroup of the Oversight Committee will determine the current value for each AOS Investment in accordance with the Adviser’s valuation policies by reviewing, among other things, market indicators, proxies, a run of all trades that Apollo entered into with other market participants and the execution prices, and other applicable information. More specifically, the Adviser will review the brokerage quotes provided by Apollo for the AOS Investments, the various financial terms of the AOS Investment, any other financial instruments issued by or related to the issuer of the AOS Investment, applicable financial statements of the issuer, any special reports prepared by financial analysts or any governments, pronouncements and other news events related to the issuer or industry, corporate action information as to any recent transactions or offers involving the AOS Investment or the issuer, the existence of merger proposals or tender offers that may impact the AOS Investment, the price of and extent of public trading in similar instruments (including publicly issued debt by the issuer, if available) the cost at the date of purchase of the AOS Investment, the size of the AOS Investment in relation to the Fund’s portfolio, fundamental analytical data related to the AOS Investment, estimates of the AOS Investment’s fair value by independent parties, the AOS Investment’s yield-to-maturity and rating, any changes in interest rates, movements in benchmark indices or indices in which the AOS Investment or its issuer represents a fairly significant concentration, the forces that influence the market in which the AOS Investment is purchased and sold, whether the AOS Investment is restricted as to transfer, the nature and duration of the any applicable restrictions, and the values of baskets of securities traded in other markets, exchanges or among broker-dealers. While this is not intended to be an exhaustive list, the Oversight Committee will engage in a facts and circumstances analysis of the various factors and will make determinations as to the varying influential weights of the factors.

For each AOS Investment, the starting point of the daily review will be for a subgroup of the Oversight Committee to conclude if valuation from the prior day is still reflective of fair value, or if it needs adjustments based on available data, including, but not limited to, the factors listed above.

If the current market information supports the prior day price, that value is considered representative of fair value and will be maintained for the AOS Investment. If the current market information, including the intra-day, executable bids from Apollo, do not support the prior day price, the fair valuation of the AOS Investment will need to be resolved through further research and escalation and may also include challenging Apollo on the bid(s) provided. Unresolved differences will be escalated to the Oversight Committee, which may engage a third-party specialist for an ad hoc valuation.

Additionally, and as necessary, the Oversight Committee shall obtain a price for each AOS Investment from a third-party valuation specialist on a monthly basis. The Oversight Committee will review the support provided by the valuation specialist to conclude if the valuation is reasonable and instruct the price to be used for Fund valuation purposes.

d.	Please see the prior response to regarding daily valuation of AOS Investments.

e.
The Adviser recognizes that exchange-traded funds (“ETFs”) can trade at premiums and/or discounts due to, among other things, uncertainties around the value of their underlying securities. The Adviser recognizes that this is also common in ETFs with credit exposure and international securities where the value is unknown to liquidity providers who must estimate fair value using other investment vehicles and proxies. The Adviser plans to mitigate this risk by setting the appropriate creation/redemption process and disseminating daily values for securities held within the portfolio on the Fund’s website as required pursuant to Rule 6c-11. The Adviser also plans to allow Authorized Participants to deliver cash in lieu of the private assets, which should lead to tighter premiums / discounts to net asset value.

f.
The Adviser notes that while the intra-day, executable bids are an input into the valuation of each AOS Investment, they are not determinative of the fair valuation of an AOS Investment, as set forth in Comment/Response 14(c). The Adviser believes that its valuation program is supported by ASC 820-10-35-54M.

Furthermore, the nature of a quote (for example, whether the quote is an indicative price or a binding offer) shall be taken into account when weighting the available evidence, with more weight given to quotes provided by third parties that represent binding offers.

15.
Comment: For Fund investments in private credit, please explain the Adviser’s/Fund’s processes for monitoring the financial trends of each borrower on an ongoing basis to determine if it is meeting its respective business plan and to assess the appropriate course of action for each borrower, including (but not limited to):

a.	A description of the loan review and/or loan rating system and controls that identify, monitor, and manage asset quality problems in an accurate and timely manner;

b.	A description of the systems and controls in place to monitor loan covenants;

c.	Policies and procedures for placing loans on nonaccrual status; and

d.	Policies and procedures for charging off loans.

Response:

a.
The Adviser’s fixed income team (the “Team”) takes a collaborative approach to investment management which includes a collective top-down view that inform the views on duration, curve, and sector risk targets for active portfolios.

Loan review, loan ratings, and security selection decisions within portfolios are informed by the Adviser’s expert analysts who are dedicated to their research. Analysts formulate robust credit outlooks and make trade recommendations to portfolio managers who have the discretion to choose which securities to buy/sell in the portfolio construction process. Traders also conduct their own due diligence and partner with portfolio managers and research analysts in implementing buy/sell decisions.

The Team utilizes a variety of third-party external research tools including ratings agencies (Moody’s, S&P, Fitch), market data sources (Bloomberg, S&P Capital IQ), as well as qualitative and quantitative tools offered by third party vendors (including CreditSights, Tamale RMS, Intex, Capital Economics, etc.). Analysts also develop their own set of key statistics and measurements to help them in their loan assessments.

The Team has daily and weekly process for reviewing valuations, assumptions, and risks. The Team performs specified pool relative value analysis, which includes pay-up breakeven analysis, OAS-pick analysis, and interest rate shock analysis to validate model hedge ratios/identify excess return risks and opportunities. Analysts make security selection recommendations based on the results of their fundamental bottom-up prepayment, deal structure analysis, and interest rate scenario stress-testing.

b.	The Team expects to monitor each AOS Investment, including any loan covenants, as part of their portfolio management obligations.

c.
The Adviser follows generally accepted accounting principles, which would require an evaluation of the interest receivable on the books of the Fund for collectability and decide if the interest previously accrued should be reserved.  The Adviser would take certain factors into consideration in making such a determination, including whether the loan is trading flat (without interest), discussions with portfolio management regarding their opinion on the collectability of interest, and the price of the loan versus par value of the loan.

d.
The Adviser notes that charging off a loan would not happen until a taxable event occurred requiring the Adviser to take action. For example, where there was a restructuring or a complete liquidation of the underlying company, and it is determined that the loan is worthless at that time.  The Adviser would continue to value such a loan based on its Valuation Policies.

16.	Comment: Please describe precisely how the Fund plans to disclose its positions in AOS Investments on its website, as required under Rule 6c-11.

Response: The Fund plans to publish all the holdings of the Fund as required by Rule 6c-11. With respect to AOS Investments, such daily information is expected to include: the name each obligor of the debt instruments held, debt instrument identifiers, weight, coupon, maturity, par value, and market value of each position in the Fund’s investment portfolio.

17.	Comment: Will Apollo have any direct relationship with the Fund’s authorized participants, given its sourcing obligations? If so, please describe any such relationship.

Response: No; Apollo will have no involvement with the Fund’s authorized participants, with respect to creation and redemption transactions or with respect to capital market activities of the Fund. All capital market activities will be conducted by the Adviser or its affiliates.

For the avoidance of doubt, the Fund generally expects to utilize cash in lieu for all AOS Investments in creation unit baskets.

18.
Comment: The Commission has taken the position that under rule 6c-11 (see “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019)), an ETF can suspend creations only under extraordinary circumstances and only for a limited period of time. Have you considered whether there could be situations where the Fund will reach capacity with respect to its investment strategies (e.g., because of capacity issues in the markets for the Fund’s portfolio securities or because of liquidity constraints applicable to the Fund), so that it might need to deviate from its investment strategies to avoid suspending creations?

Response: Neither the Adviser nor the Fund anticipates suspending creations. The Adviser notes that a significant portion of the Fund’s investment portfolio will be instruments that can be bought and sold in the secondary market readily, and further that the Fund will, as required, comply with Rule 22e-4.  Furthermore, the Fund is actively managed and there is no obligation for the Fund to hold any particular security.  If a particular instrument becomes difficult to source, the Adviser would invest in something else, consistent with the Fund’s investment objective and strategy.

19.
Comment: The registration statement discloses that the Fund intends to invest in derivatives. Does the Fund intend to be a limited derivatives user under rule 18f-4 under the Investment Company Act or will the Fund otherwise rely on rule 18f-4 to invest to a greater extent in derivatives? If the latter, what reference portfolio will the Fund use to measure compliance with the relative VaR limit under the rule?

Response: It is currently expected that the Fund will be a limited derivatives user under Rule 18f-4.

20.
Comment: What relevant experience do the intended portfolio managers of the Fund have in making investment decisions with respect to AOS Investments? In addition to relevant experience, what involvement will the portfolio managers for the Fund (and the Adviser in general) have in the determination of which AOS Investments would be suitable for the Fund?

Response: The Team consists of over 40 investment professionals across portfolio management, research and trading with an average tenure of 21 years covering a wide array of assets including leveraged loans, and various structured credit assets. The broad experience of the Team informs investment decisions with respect to AOS Investments. The portfolio managers of the Fund will be actively involved in each decision and determination of which AOS Investment is suitable for the Fund.

21.
Comment: The registration statement states: “The Fund’s purchase and sale of AOS Investments will be with Apollo as the counterparty for each AOS Investment, and the Adviser has the ability to determine whether to purchase and/or sell and therefore execute any or all AOS Investments with Apollo in its sole discretion.”

a.
Please further elaborate on any limitations of the Fund’s ability to transfer an AOS Investment to anyone other than Apollo. In particular, does this mean that the Fund will only be able to divest AOS Investments in a transaction with Apollo? If so:

i.	How would the Fund divest a position if it could not agree on a price with Apollo?

ii.	How will the Adviser comply with its best execution obligations with respect to AOS Investments?

Response:

a.
The Fund anticipates having the ability to transact in AOS Investments with any other willing, able, and eligible market participants if and when one or more is available.  The noted sentence will be updated so that it does not imply the Fund may only transact in AOS Investments with Apollo.

The Liquidity Agreement and quotations provided by Apollo are not exclusive to Apollo. The Fund may also buy from and sell to any willing, able, and eligible investor.

i.
The Adviser notes that, should such a circumstance present itself, the Fund would seek to sell the AOS Investment to another willing, able, and eligible investor. For the avoidance of doubt, the Liquidity Agreement is not an exclusive agreement that limits the Fund’s ability to sell AOS Investments solely to Apollo.

ii.
The Adviser will seek best execution for all purchases and sales of Fund portfolio holdings, including all AOS Investments, and will always seek to execute such transactions in such a manner that each transaction is the most favorable for the Fund. The Adviser’s best execution analysis for transactions in the Fund's investment portfolio will include (i) pre-trade relative value analysis to assist with the pre-trade price discovery, including a review against a peer universe of securities, proxy instruments and related market data, (ii) quarterly post-execution transaction cost analysis of trade executions, and (iii) periodic checks on execution quality (for transactions in AOS Investment in the Fund, this will include an evaluation of trade runs provided to the Adviser by Apollo that provide data regarding other quotations and executions in those AOS Investments that Apollo provided to customers of Apollo other than the Fund).  As a general matter, in making execution decisions for the Fund, the Adviser will consider a number of factors including: price; whether there are multiple counterparties; speed, likelihood of execution, prompt/reliable execution, willingness/ability of counterparty, order size, order nature; and counterparty creditworthiness, among other relevant factors in the Adviser’s determination. In addition, under the Liquidity Agreement between the Fund and Apollo, the executable quotes with respect to AOS Investments received by the Adviser during the Quote Windows shall be: (i) consistent with Apollo’s best execution obligations under the federal securities laws and self-regulatory organization rules and (ii) no worse than the levels offered during the same Quote Window to similarly situated clients of Apollo.

22.
Comment: Do you anticipate Apollo, its affiliated persons or clients may also buy or redeem Creation Units from the Fund in exchange for Deposit Securities, or Redemption Securities, respectively? Could such in-kind transactions be preferrable from a tax or other perspective for Apollo (or its affiliated persons or clients) or for the Fund, when compared to buying or selling the same securities via portfolio transactions with the Fund?

Response: Apollo and its affiliated persons will not be creating or redeeming Creation Units. Neither the Adviser nor the Fund would have insight into Apollo’s clients’ activities, however, the Fund will only transact with authorized participants as disclosed in the Registration Statement.

23.	Comment: Would the Adviser undergo a best execution analysis for in-kind transfers of securities to and from the Fund as part of the sale or redemption of Creation Units?

Response: The Adviser will always seek best execution for any purchase and sale of Fund portfolio holdings. The Adviser anticipates all creation and redemption activity will be cash in lieu for AOS Investments represented in daily baskets.  Any basket would therefore, generally comprise securities and cash. As such, the Fund does not expect there to be in-kind transfers of securities with respect to AOS Investments as a matter of course; however, the Fund may, in certain circumstances, have the ability to use in-kind custom baskets for AOS Investments.

24.
Comment: Does the Adviser expect AOS Investments to ever serve as Deposit Securities or Redemption Securities? If so, would this happen only for purchases or redemptions of Creation Units by Apollo or its affiliates or clients (via an authorized participant), or also by other persons?

Response: The Fund does not generally anticipate any AOS Investments serving as Deposit Securities or Redemption Securities (i.e., AOS Investments are generally cash in lieu); however, as set forth above, the Fund may, in certain circumstances, have the ability to use in-kind custom baskets for AOS Investments.

25.
Comment: Will Apollo receive non-public information related to the Fund’s portfolio? If so, how will the Fund and the Adviser ensure that Apollo will not trade on such information, including via creations and redemptions with the Fund, portfolio transactions with the Fund, and in transactions with other parties?

Response: No, Apollo will not receive non-public information about the Fund.

Prospectus

Fund Summary – page 3
Fees and Expenses of the Fund (page 3)

26.	Comment: Please supplementally provide a completed expense table and example for the Fund.

Response: The Registrant will provide the completed expense table supplementally to the Staff prior to the Fund’s launch.

The Fund’s Principal Investment Strategy (page 3)

27.
Comment: The last two sentences of the final paragraph discuss duration. Please clarify what is meant by “intermediate duration” and include an example of duration here, as is provided in response to Item 9(c) (e.g., the value of a security with a duration of five years would generally be expected to decrease by 5% for every 1% increase in interest rates).

Response: The Registrant considers “intermediate duration” to be any duration between 4 and 8 years. The Registrant directs the Staff’s attention to the following disclosure included in the “Interest Rate Risk” discussion in the principal risks section which provides an example of duration:

Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. Debt securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than debt securities with shorter durations. For example, the value of a security with a duration of five years would be expected to decrease by 5% for every 1% increase in interest rates.

Principal Risks of Investing in the Fund (page 4)

28.	Comment: Given the Fund’s intended investments, please consider including a risk factor focused on private credit.

Response: The Registrant notes the inclusion of “Privately Issued Securities Risk” as a principal risk of the Fund, which discusses the risks associated with investments in private credit.

29.
Comment: In Fluctuation of Net Asset Value, Share Premiums and Discounts Risk, please also disclose that bid/ask spreads may widen depending on market conditions and the liquidity of the Fund’s holdings. Similarly, please revise the discussion of Authorized Participants, Market Makers and Liquidity Providers Concentration Risk in the Non-Principal Risks section on page 24 to also address the risk of widening bid-ask spreads.

Response: The Registrant believes the disclosure below, which is currently included in the “Costs of Buying and Selling Shares” discussion, addresses the risks of widening bid-ask spreads and, as a result, the Registrant has not revised the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” and “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” discussions as requested.

In addition, secondary market investors will also incur the cost of the difference between the price that an investor is willing to pay for Fund Shares (the “bid” price) and the price at which an investor is willing to sell Fund Shares (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid/ask spread.” The bid/ask spread varies over time for Fund Shares based on trading volume and market liquidity, and is generally lower if Fund Shares have more trading volume and market liquidity and higher if Fund Shares have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads. Due to the costs of buying or selling Fund Shares, including bid/ask spreads, frequent trading of Fund Shares may significantly reduce investment results and an investment in Fund Shares may not be advisable for investors who anticipate regularly making small investments.

30.
Comment: We note the Portfolio Turnover Risk and Non-Diversification Risk disclosure in this section. Please confirm these will be principal risks of the Fund and if so, disclose in the Principal Strategies section that the Fund may engage in active and frequent trading of portfolio securities to achieve its principal investment strategy and that the fund is non-diversified fund and what that means for the Fund with respect to its investments.

Response: The Registrant has added a statement to “The Fund’s Principal Investment Strategy” section that the Fund’s strategy may result in a high portfolio turnover rate.  The Registrant confirms the Fund will operate as non-diversified and believes the current disclosure is consistent with Item 4(b)(iv) of Form N-1A. Item 4(b)(iv), relating to Principal Risks of Investing in the Fund, states the following: “if applicable, state that the Fund is non-diversified, describe the effect of non-diversification (e.g., disclose that, compared with other funds, the Fund may invest a greater percentage of its assets in a particular issuer), and summarize the risks of investing in a non-diversified fund.” The Registrant believes the discussion of “Non-Diversification Risk” in the “Principal Risks of Investing in the Fund” section addresses Item 4(b)(iv). The Registrant believes that if non-diversification were required to be disclosed in “The Fund’s Principal Investment Strategy” section, it would be addressed in Item 4(a) of Form N-1A relating to Principal Investment Strategies of the Fund.

Fund Performance (page 11)

31.
Comment: Please supplementally identify the appropriate broad-based securities market index (“ABBSMI”) that the Fund will utilize. Please note that the Fund will be required to comply with the new definition of ABBSMI found in Instruction 6 to Item 27A(d)(2) of Form N-1A.

Response: The Fund currently intends to use the Bloomberg Barclays U.S. Aggregate Bond Index as its ABBSMI.

Additional Strategies Information – page 12

32.
Comment: The first sentence of this section states: “Please see “The Fund’s Principal Investment Strategy” section under “Fund Summary” above for a complete discussion of its principal investment strategies.” Please provide in this section the information required by Item 9(b) of Form N-1A, including descriptions of how the Fund intends to achieve its investment objective, the principal investment strategies of the Fund, and the particular type or types of securities in which the Fund will principally invest. Please ensure that the principal strategies discussed in this section are summarized in the summary prospectus in response to Item 4(a) of Form N-1A.

Response: The Registrant believes each Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategies, and therefore has not revised either the Item 4 or Item 9 disclosure.  The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to each Fund.

Non-Principal Strategies (page 12)

33.
Comment: The fourth sentence under Lending of Securities states that, to the extent the Fund receives cash collateral, the Adviser expects to invest it in a fund managed by the Adviser that invests in, among other thing, asset-backed securities and mortgage-related securities. Please revise to reflect that cash collateral will only be invested in short-term, highly-liquid instruments. We note that the discussion of Securities Lending Risk in the Non-Principal Risks section of the prospectus states that the Fund will limit the investment of cash collateral to high quality instruments of short maturity.

Response: The Registrant believes the current “Lending of Securities” discussion is accurate and consistent with the “Securities Lending Risk” discussion. The Fund invests its cash collateral in shares of an underlying fund that currently invests only in U.S. dollar-denominated, short-term, high quality debt obligations, including those listed in the “Lending of Securities” discussion.  The Registrant expects the shares of the underlying fund to be highly liquid.

Additional Risk Information – page 13
Principal Risks (page 13)

34.
Comment: A number of risks are included in this section as standalone principal risks, including Call/Prepayment Risk, Interest Rate Risk, Leveraging Risk, Reinvestment Risk, and Settlement Risk but are not included as standalone risks in the summary section of the prospectus. While we acknowledge that the concept of these risks may be broadly discussed within other principal risks, for clarity and consistency, please include these risks in the Fund Summary section if they are principal risks.

Response: Item 4(b)(1)(i) of Form N-1A asks for a summary of the principal risks of investing in a fund, based on information provided in response to Item 9(c), which requires disclosure of the principal risks of investing in the fund.  Consistent with Form N-1A, the “Additional Risk Information” section includes discussions of the principal risks of the Fund, per Item 9(c), and the “Principal Risks of Investing in the Fund” section summarizes these principal risks, per Item 4(b)(1)(i).  For certain risks, the summary section includes a single risk to cover multiple separate risks identified in the “Additional Risk Information” section.  The Registrant does not believe Form N-1A requires individual Item 4(b)(1)(i) risk discussions for each Item 9(c) risk discussion.  As a result, the Registrant believes the current presentation is appropriate.

35.
Comment: Please consider including Extension Risk as a sub-risk within Collateralized Debt Obligations Risk and Interval Fund Risk as a sub-risk within Closed-End Fund and BDC Investing Risk in this section to match their presentation in the Fund Summary section.

Response: The Registrant believes the “Extension Risk” discussion applies to more than just “Collateralized Debt Obligations Risk” (for example, it also applies to “Debt Securities Risk” generally) and, as a result, the Registrant believes it is appropriate to be presented as a standalone risk. The Registrant notes the “Closed-End Fund and BDC Investing Risk” discussion includes the same disclosure included in the “Interval Fund Risk” and, as a result, has removed “Interval Fund Risk” from the Prospectus.

Part C

36.	Comment: Please attach the Liquidity Agreement, and any similar agreements with other potential liquidity providers, as exhibits to the registration statement. See Item 28(h) of Form N-1A.

Response: A copy of the Liquidity Agreement will be provided supplementally. For the reasons set forth below, the Registrant respectfully declines to attach as an exhibit to the registration statement the Liquidity Agreement. The Registrant notes that, while the Trust and Apollo have entered into the Liquidity Agreement in favor of the Fund, neither the Trust nor the Fund have specific performance requirements related to the AOS Investments, including with respect to any specific compensation to be paid to Apollo. Apollo's obligations under the Liquidity Agreement related to the AOS Investments are to be performed by Apollo exclusively. In addition, the Fund is neither contractually obligated to purchase any AOS Investments pursuant to the Liquidity Agreement nor contractually obligated to sell back AOS Investments to Apollo pursuant to the Liquidity Agreement. Further, the Liquidity Agreement is not exclusive, meaning that the Fund is able to sell AOS Investments to a dealer other than Apollo and could enter into a similar liquidity agreement with dealers other than Apollo. For these reasons, the Registrant respectfully believes that the Liquidity Agreement is not a material contract under Item 28(h) of Form N-1A.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Sean P. O’Malley, Esq. Andrew J. DeLorme, Esq. David Urman, Esq. W. John McGuire, Esq. Philip K.W. Smith, Esq.